

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2021

Jorge Newbery
Chief Executive Officer
AHP Title Holdings LLC
440 S. LaSalle St., Suite 1110
Chicago, IL 60605

> **Re: AHP Title Holdings LLC**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed on July 21, 2021**
> **File No. 024-11415**

Dear Mr. Newbery:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 8, 2021 letter.

Amendment No. 4 to Offering Statement on Form 1-A

General

1. Please refer to your disclosure on page 14. We note that you provide market data for the mortgage loan industry dating back to November 2020 and some statistics dating back to 2013. Please revise to update statistical information to the most recent practical date or advise.

Summary of Our Business and the Offering, page 1

2. We note your response to our prior comment 3 and reissue in part. In your response you state that you plan to pay the 7% return to investors and then return investors' capital. Please revise your disclosure to make this clarification as you have done in your response.

It is helpful to provide illustrative examples and calculations, as you have in your response letter to us. In addition, to the extent the shares will be cancelled once the initial investment and the 7% interest have been repaid, please revise your disclosure accordingly. Finally, remove the reference to a 10% return found on page 32, where you say that there is "no guarantee that [you] will have enough money to pay Investors a 10% return" because it does not appear that you plan to pay a 10% return, but a 7% return as stated in other sections of the offering statement.

Continuing Role of ANTIC, page 24

3.   We note that the original term of your "Master Services Agreement" described on pages 24-25 was set to expire on July 24, 2021. Please update your disclosure as it relates to this agreement or advise.

Stepts to Engage in Business, page 26

4.   Please update your disclosure as it relates to the application approval by the New Hampshire Insurance Department referenced on page 26 or advise.

Past Performance: Our Track Record So Far, page 30

5.   We note your response to our prior comment 7 and reissue because you have not made any revisions in your offering statement. Please remove the detailed discussions of the past business activities of your affiliates. We also note your reference to SEC Industry Guide 5, which applies to real estate limited partnerships and does not appear to apply to your described business.

Price of Series A Preferred Stock, page 32

6.   We note your disclosure that you "may increase or decrease the price to reflect changes in the value of [your] assets and the amount of [your] liabilities." At-the-market offerings are not permitted under Regulation A. Please revise throughout the offering statement to fix the price for the duration of the offering. Refer to Rule 251(d)(3)(ii) of Regulation A.

Signatures, page 58

7.   We note your response to our prior comment 10 and reissue. It appears that Craig Lindauer is both your Chief Financial Officer and principal accounting officer. However, the second signature section only lists his title as the "Chief Financial Officer." If a person in acting in more than one capacity, please indicate each capacity in which he signs.

You may contact Michael Henderson at (202) 551-3364 or Lory Empie at (202) 551-3714 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mark Roderick, Esq.